FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               6 March, 2003


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re: Half yearly report


                                                                Rules 4.1, 4.3

     THIS DOCUMENT IS PREPARED IN ACCORDANCE WITH THE AUSTRALIAN
                    STOCK EXCHANGE LISTING RULES

                             Appendix 4B

                Half yearly/preliminary final report


Introduced 30/6/2002.

Name of entity
                          VIROTEC INTERNATIONAL LTD



  ABN or equivalent company         Half yearly        Preliminary final (tick)        Half year/financial year ended
  reference                         (tick)                                             ('current period')

  81 004 801 398                     x                                                 31 December 2002

For announcement to the market
Extracts from this report for announcement to the market (see note 1).                 $A'000



  Revenues from ordinary activities    up                                 22%                      to    951
  (item 1.1)

  Profit (loss) from ordinary          down                               44%                      to    (2,835)
  activities after tax attributable
  to members (item 1.22)

  Profit (loss) from extraordinary     gain (loss) of                                                    -
  items after tax attributable to
  members (item 2.5(d))

  Net profit (loss) for the period     down                               44%                      to    (2,835)
  attributable to members (item
  1.11)

  Dividends (distributions)                            Amount per security       Franked amount per security

  Final dividend (Preliminary final report only -      n/a                       n/a
  item 15.4)

  Interim dividend (Half yearly report only - item     c                         c
  15.6)

  Previous corresponding period (Preliminary final     n/a                       n/a
  report - item 15.5; half yearly report - item        c                         c
  15.7)

  +Record date for                                     n/a
  determining entitlements to
  the dividend,
  (in the case of a trust,
  distribution) (see item
  15.2)

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:




If this is a half yearly report it is to be read in conjunction with the most recent annual financial report. Condensed consolidated statement of financial performance


Condensed consolidated statement of financial performance

                                                    Current period - $A'000    Previous corresponding period - $A'000

  1.1     Revenues from ordinary activities (see              951                               527
          items 1.23 -1.25)

  1.2     Expenses from ordinary activities (see            (3,786)                           (2,749)
          items 1.26 & 1.27)
  1.3     Borrowing costs                                      -                                 -
  1.4     Share of net profits (losses) of                     -                                 -
          associates and joint venture entities
          (see item 16.7)

  1.5     Profit (loss) from ordinary activities            (2,835)                           (1,974)
          before tax
                                                               -                                 -
  1.6     Income tax on ordinary activities (see
          note 4)

  1.7     Profit (loss) from ordinary activities            (2,835)                           (1,974)
          after tax

  1.8     Profit (loss) from extraordinary items
          after tax (see item 2.5)                          -                                 -

  1.9     Net profit (loss)                                 (2,835)                           (1,974)
                                                               -                                 -
  1.10    Net profit (loss) attributable to
          outside +equity interests

  1.11    Net profit (loss) for the period                  (2,835)                           (1,974)
          attributable to members


    Non-owner transaction changes in equity


    1.12    Increase (decrease) in revaluation reserves                                                      -    -
    1.13    Net exchange differences recognised in equity
    1.14    Other revenue, expense and initial adjustments recognised directly in equity (attach details)
    1.15    Initial adjustments from UIG transitional provisions
    1.16    Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)            -    -
    1.17    Total changes in equity not resulting from transactions with owners as owners                    -    -



                                                     Current period    Previous corresponding
    Earnings per security (EPS)                                        period

    1.18                           Basic EPS            (1.7)                 (1.4)

    1.19                           Diluted EPS            -                     -


Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members



                                                   Current period - $A'000    Previous corresponding period - $A'000

  1.20    Profit (loss) from ordinary activities           (2,835)                            (1,974)
          after tax (item 1.7)

  1.21    Less (plus) outside +equity interests                                                  -

  1.22    Profit (loss) from ordinary activities           (2,835)                            (1,974)
          after tax, attributable to members

Revenue and expenses from ordinary activities
(see note 15)


                                                           Current period - $A'000    Previous corresponding period -
                                                                                      $A'000
  1.23                   Revenue from sales or services              627                            551
  1.24                   Interest revenue                            264                            197
  1.25                   Other relevant revenue                       60                            26

  1.26                   Details of relevant expenses
                         Research and development                  (1,228)                         (574)
                         Mining interests costs                     (138)                          (214)
                         Employee and Directors                     (720)                          (609)
                         remuneration costs
                         Cost of rendering services                 (620)                          (318)
                         Amortisation                                (51)                          (51)
                         Other                                      (924)                          (905)

  1.27                   Depreciation and amortisation              (102)                          (78)
                         excluding amortisation of
                         intangibles (see item 2.3)

  Capitalised outlays

  1.28                   Interest costs capitalised in                -                              -
                         asset values
  1.29                   Outlays capitalised in                       -                              -
                         intangibles (unless arising
                         from an +acquisition of a
                         business)


Consolidated retained profits

                                                    Current period - $A'000    Previous corresponding period - $A'000

 1.30    Retained profits (accumulated losses)             (50,487)                          (47,320)
          at the beginning of the financial
          period

  1.31    Net profit (loss) attributable to                 (2,835)                           (1,974)
          members (item 1.11)

  1.32    Net transfers from (to) reserves                                                       -
          (details if material)

  1.33    Net effect of changes in accounting
          policies                                             -                                 -

  1.34    Dividends and other equity
          distributions paid or payable                        -                                 -

  1.35    Retained profits (accumulated losses)             (53,322)                          (49,344)
          at end of financial period


Intangible and extraordinary items



                                                              Consolidated - current period

                                   Before tax               Related tax    Related outside      Amount (after tax)
                                   $A'000                   $A'000         +equity interests    attributable to
                                   (a)                      (b)            $A'000               members
                                                                           (c)                  $A'000
                                                                                               (d)


  2.1    Amortisation of                     51                  -                 -                     51
         goodwill

  2.2    Amortisation of other               -                   -                 -                      -
         intangibles

  2.3    Total amortisation of               51                  -                 -                     51
         intangibles

  2.4    Extraordinary items                 -                   -                 -                      -
         (details)

  2.5    Total extraordinary                 -                   -                 -                      -
         items




  Comparison of half year profits                                    Current year - $A'000    Previous year - $A'000
  (Preliminary final report only)

  3.1                               Consolidated profit (loss)
                                    from ordinary activities after            n/a                       n/a
                                    tax attributable to members
                                    reported for the 1st half year
                                    (item 1.22 in the half yearly
                                    report)

  3.2                               Consolidated profit (loss)
                                    from ordinary activities after            n/a                       n/a
                                    tax attributable to members
                                    for the 2nd half year





  Condensed consolidated statement of financial         At end of current     As shown in last     As in last half
  position                                              period $A'000         annual report        yearly report
                                                                              $A'000               $A'000
                             Current assets
  4.1                        Cash                              8,771                11,897               13,391
  4.2                        Receivables                        287                  178                  128
  4.3                        Investments                         -                    -                    -
  4.4                        Inventories                        17                    17                   10
  4.5                        Tax assets                          -                    -                    -
  4.6                        Other (provide details             51                   107                  124
                             if material)
  4.7                        Total current assets              9,127                12,199               13,653

                             Non-current assets
  4.8                        Receivables                        556                  556                  556
  4.9                        Investments (equity                 -                    -                    -
                             accounted)
  4.10                       Other investments                   -                    -                    -
  4.11                       Inventories                         -                    -                    -
  4.12                       Exploration and                     -                    -                    -
                             evaluation expenditure
                             capitalised (see para
                             .71 of AASB 1022)
  4.13                       Development properties              -                    -                    -
                             (+mining entities)
  4.14                       Other property, plant             1,283                1,267                1,288
                             and equipment (net)
  4.15                       Intangibles (net)                  798                  849                  901
  4.16                       Tax assets                          -                    -                    -
  4.17                       Other (provide details              -                    -                    -
                             if material)
  4.18                       Total non-current assets          2,637                2,672                2,744
  4.19                       Total assets                     11,763                14,871               16,397

                             Current liabilities
  4.20                       Payables                           504                  780                  452
  4.21                       Interest bearing                    -                    -                    -
                             liabilities
  4.22                       Tax liabilities                     -                    -                    -
  4.23                       Provisions exc. tax                113                  110                   91
                             liabilities
  4.24                       Other (provide details              -                    -                    -
                             if material)
  4.25                       Total current                      617                  890                  544
                             liabilities

                             Non-current liabilities
  4.26                       Payables                            -                    -                    -
  4.27                       Interest bearing                    -                    -                    -
                             liabilities
  4.28                       Tax liabilities                     -                    -                    -
  4.29                       Provisions exc. tax                790                  790                  610
                             liabilities
  4.30                       Other (provide details              -                    -                    -
                             if material)
  4.31                       Total non-current                  790                  790                  610
                             liabilities
  4.32                       Total liabilities                 1,407                1,680                1,154
  4.33                       Net assets                       10,356                13,191               15,243

Condensed consolidated statement of financial position continued


                    Equity
4.34    Capital/contributed equity                              63,678              63,678              62,587
4.35    Reserves                                                   -                    -                2,000
4.36    Retained profits (accumulated losses)                  (53,322)            (50,487)           (49,344)

4.37    Equity attributable to members of the parent entity     10,356              13,191              15,243
4.38    Outside +equity interests in controlled entities           -                   -                   -
4.39    Total equity                                            10,356              13,191              15,243

4.40    Preference capital included as part of 4.37                -                    -                  -

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised (To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)




                                                     Current period $A'000    Previous corresponding period - $A'000

  5.1    Opening balance                                       -                                 -

  5.2    Expenditure incurred during current                  138                               214
         period

  5.3    Expenditure written off during current              (138)                             (214)
         period

  5.4    Acquisitions, disposals, revaluation                  -                                 -
         increments, etc.

  5.5    Expenditure transferred to Development                -                                 -
         Properties

  5.6    Closing balance as shown in the                       -                                 -
         consolidated balance sheet (item 4.12)

Development properties
(To be completed only by entities with mining interests if amounts are material)


                                                                             Current period $A'000    Previous corresponding
                                                                                                      period - $A'000

   6.1    Opening balance                                                           -                          -
   6.2    Expenditure incurred during current period                                -                          -
   6.3    Expenditure transferred from exploration and evaluation                   -                          -
   6.4    Expenditure written off during current period                             -                          -
   6.5    Acquisitions, disposals, revaluation etc.                                 -                          -
   6.6    Expenditure transferred to mine properties                                -                          -
   6.7    Closing balance as shown in the consolidated balance sheet (item 4.13)    -                          -


Condensed consolidated statement of cash flows



                                                     Current period $A'000    Previous corresponding period - $A'000
          Cash flows related to operating
          activities
  7.1     Receipts from customers                             518                               638
  7.2     Payments to suppliers and employees               (2,415)                           (1,844)
  7.3     Dividends received from associates                   -                                 -
  7.4     Other dividends received                             -                                 -
  7.5     Interest and other items of similar                 264                               197
          nature received
  7.6     Interest and other costs of finance paid             -                                 -
  7.7     Income taxes paid                                    -                                 -
  7.8     Other (provide details if material)                  -                                 -
  7.9     Net operating cash flows                          (1,633)                           (1,009)

          Cash flows related to investing
          activities
  7.10    Payment for purchases of property, plant           (191)                             (288)
          and equipment
  7.11    Proceeds from sale of property, plant                64                                -
          and equipment
  7.12    Payment for purchases of equity                      -                                 -
          investments
  7.13    Proceeds from sale of equity investments             -                                 -
  7.14    Loans to other entities                              -                                 -
  7.15    Loans repaid by other entities                       -                                 -
  7.16    Other: Mining interests costs                      (138)                             (214)
          Research and development                          (1,227)                            (574)
          Other                                                -                                (2)
  7.17    Net investing cash flows                          (1,493)                           (1,079)

          Cash flows related to financing
          activities
  7.18    Proceeds from issues of +securities                  -                              16,047
          (shares, options, etc.)
  7.19    Proceeds from borrowings                             -                                 -
  7.20    Repayment of borrowings                              -                                 -
  7.21    Dividends paid                                       -                                 -
  7.22    Other (share issue costs)                            -                              (1,147)
  7.23    Net financing cash flows                             -                              14,901
  7.24    Net increase (decrease) in cash held              (3,126)                           12,813
  7.25    Cash at beginning of period
          (see Reconciliation of cash)                       11,897                             578
  7.26    Exchange rate adjustments to item 7.25.              -                                 -
  7.27    Cash at end of period
          (see Reconciliation of cash)                       8,771                            13,391


Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. ( If an amount is quantified, show comparative amount.)


Nil


Reconciliation of cash


  Reconciliation of cash at the end of the period (as shown in the   Current period $A'000    Previous corresponding
  consolidated statement of cash flows) to the related items in                               period - $A'000
  the accounts is as follows.

  8.1                                 Cash on hand and at bank                121                       291

  8.2                                 Deposits at call                       8,650                    13,100

  8.3                                 Bank overdraft                           -                         -

  8.4                                 Other (provide details)                  -                         -

  8.5                                 Total cash at end of period            8,771                    13,391
                                      (item 7.27)

Other notes to the condensed financial statements



  Ratios                                                                    Current period    Previous corresponding
                                                                                              period
            Profit before tax / revenue
  9.1       Consolidated profit (loss) from ordinary activities before           298%                  354%
            tax (item 1.5) as a percentage of revenue (item 1.1)
            Profit after tax / +equity interests
  9.2       Consolidated net profit (loss) from ordinary activities after
            tax attributable to members (item 1.11) as a percentage of            27%                   15%
            equity (similarly attributable) at the end of the period
            (item 4.37)


Earnings per security (EPS)



  10.    Details of basic and diluted EPS reported separately in accordance
         with paragraph 9 and 18 of AASB 1027:   Earnings Per Share are as
         follows.



Weighted average number of ordinary shares outstanding used in the calculation of EPS: 2002 - 168,193,841 2001 - 136,362,426

Option on issue noted in item 18 are potential ordinary shares, however all potential ordinary shares at the end of the period were not dilutive and accordingly diluted EPS is not disclosed.





  NTA backing                                                              Current period    Previous corresponding
  (see note 7)                                                                               period

  11.1            Net tangible asset backing per +ordinary security           6.2 cents            10.1 cents


Discontinuing Operations
(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042:
Discontinuing Operations (see note 17).)

  12.1      Discontinuing Operations



            N/A



Control gained over entities having material effect


  13.1    Name of entity (or group of entities)                                                                  n/a


  13.2    Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the
          controlled entity (or group of entities) since the date in the current period on which control was      $-
          +acquired

  13.3    Date from which such profit has been calculated

  13.4    Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or
          group of entities) for the whole of the previous corresponding period                                   $-


Loss of control of entities having material effect



  14.1    Name of entity (or group of entities)                                                                  n/a


  14.2    Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the
          controlled entity (or group of entities) for the current period to the date of loss of control          $-

  14.3    Date to which the profit (loss) in item 14.2 has been calculated

  14.4    Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the
          controlled entity (or group of entities) while controlled during the whole of the previous              $-
          corresponding period

  14.5    Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale
          of interest leading to loss of control                                                                  $-


Dividends (in the case of a trust, distributions)


  15.1    Date the dividend (distribution) is payable                                                            n/a

  15.2    +Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper      n/a
          instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if
          +securities are +CHESS approved)

  15.3    If it is a final dividend, has it been declared?                                                       n/a
          (Preliminary final report only)

Amount per security



                                                  Amount per security    Franked amount per     Amount per security
                                                                         security at % tax      of foreign source
                                                                         (see note 4)           dividend
              (Preliminary final report only)
  15.4        Final dividend:      Current year          n/a c                  n/a c                   n/a c

  15.5                             Previous year         n/a c                  n/a c                   n/a c
              (Half yearly and preliminary
  15.6        final reports)                             n/a c                  n/a c                   n/a c
              Interim dividend:     Current year

  15.7                              Previous year         n/a c                  n/a c                   n/a c

Total dividend (distribution) per security (interim plus final)
(Preliminary final report only)


                                     Current year    Previous year

  15.8    +Ordinary securities          Nil c           Nil c

  15.9    Preference +securities        Nil c           Nil c

Half yearly report - interim dividend (distribution) on all securities or Preliminary final report - final dividend (distribution) on all securities



                                                                  Current period $A'000    Previous corresponding
                                                                                           period - $A'000

     15.10    +Ordinary securities (each class separately)                 -                         -

     15.11    Preference +securities (each class separately)               -                         -

     15.12    Other equity instruments (each class separately)             -                         -

     15.13    Total                                                        Nil                       Nil



  The +dividend or distribution plans shown below are in operation.

  Nil


  The last date(s) for receipt of election notices for the +dividend or
  distribution plans                       n/a


Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)



Details of aggregate share of profits (losses) of associates and joint venture entities


                                                                Current period $A'000    Previous corresponding
  Group's share of associates' and joint venture entities':                              period - $A'000

  16.1                          Profit (loss) from ordinary              n/a                         n/a
                                activities before tax
  16.2                          Income tax on ordinary                   n/a                         n/a
                                activities
  16.3                          Profit (loss) from ordinary              n/a                         n/a
                                activities after tax
  16.4                          Extraordinary items net of               n/a                         n/a
                                tax
  16.5                          Net profit (loss)                        n/a                         n/a
  16.6                          Adjustments                              n/a                         n/a
  16.7                          Share of net profit (loss) of            n/a                         n/a
                                associates and joint venture
                                entities

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)



  Name of entity            Percentage of ownership interest held at     Contribution to net profit (loss) (item 1.9)
                            end of period or date of disposal

  17.1     Equity           Current              Previous                Current period         Previous
  accounted associates      period               corresponding period    $A'000                 corresponding period
  and joint venture                                                                             - $A'000
  entities
                            Nil                  Nil                     Nil                    Nil
  17.2     Total

  17.3     Other material
           interests

  17.4     Total


Issued and quoted securities at end of current period
(Description must include rate of interest and any redemption or conversion rights together with prices and dates)


                                                                                     Issue price per   Amount paid up
  Category of +securities                      Total number         Number quoted    security (see     per security
                                                                                     note 14)          (see note 14)
                                                                                     (cents)           (cents)
  18.1                  Preference                     -                  -
                        +securities
                        (description)

  18.2                  Changes during                 -                  -
                        current period
                        (a) Increases
                        through issues
                        (b) Decreases
                        through returns of
                        capital, buybacks,
                        redemptions

  18.3                  +Ordinary securities      168,193,841        168,193,841

  18.4                  Changes during         See attached
                        current period         schedule
                        (a) Increases
                        through issues
                        (b) Decreases
                        through returns of
                        capital, buybacks

  18.5                  +Convertible debt              -                  -
                        securities
                        (description and
                        conversion factor)

  18.6                  Changes during                 -                  -
                        current period
                        (a) Increases
                        through issues
                        (b) Decreases
                        through securities
                        matured, converted

  18.7                  Options (description                                         Exercise          Expiry
                        and conversion             6,250,000              -          price             date
                        factor)                                                                        (if any)

  18.8                  Issued during          See attached
                        current period         schedule

  18.9                  Exercised during
                        current period

  18.10                 Expired during
                        current period

  18.11                 Debentures                     -                  -

  18.12                 (description)
                        Changes during                 -                  -
                        current period

  18.13                 Unsecured notes                -                  -

  18.14                 Changes during
                        current period                 -                  -


Segment reporting
(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors
(Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation
19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report. (Delete if preliminary final report.)

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.




   Please refer to the review of operations in the half year financial reports to 31 December 2002 lodged with ASX.





19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).




           Nil




19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.




          N/A



19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).




         n/a



19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.




         nil


19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.



         Nil

Additional disclosure for trusts



    20.1    Number of units held by the management
            company or responsible
            entity or their related parties.                     n/a

    20.2    A statement of the fees and commissions
            payable to the management
            company or responsible entity.                        -

            Identify:
                 initial service charges
                 management fees
                 other fees

Annual meeting
(Preliminary final report only)



           The annual meeting will be held as follows:
           Place                                                    -
           Date                                                     -
           Time                                                     -
           Approximate date the +annual report will be available    -


Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).



    Identify other standards used    n/a


2     This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3     This report does give a true and fair view of the matters disclosed
 (see note 2).

4     This report is based on +accounts to which one of the following applies.
(Tick one)


      The +accounts have been audited.  x    The +accounts have been subject
                                             to review.

      The +accounts are in the process       The +accounts have not yet been
      of being audited                       audited or reviewed.
      or subject to review.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6     The entity has a formally constituted audit committee.



Sign here:      .......................................     Date: 6 March 2003
(Company Secretary)


Print name:      ANGUS CRAIG




Notes

1. For announcement to the market The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. True and fair view If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.


3.     Condensed consolidated statement of financial performance

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in AASB 1004: Revenue, and AASB 1018: Statement of Financial Performance.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. Income tax If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax prima facie payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5.     Condensed consolidated statement of financial position

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of AASB 1029: Interim Financial Reporting, and AASB 1040:
Statement  of  Financial  Position.  Also,  banking  institutions,   trusts  and
financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of AASB 1010: Accounting for the Revaluation of Non-Current Assets. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. Condensed consolidated statement of cash flows For definitions of "cash" and other terms used in this report see AASB 1026: Statement of Cash Flows. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of AASB 1026. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. Net tangible asset backing Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are not required to state a net tangible asset backing per +ordinary security.

8. Gain and loss of control over entities The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. Rounding of figures This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. Comparative figures Comparative figures are to be presented in accordance with AASB 1018 or AASB 1029 Interim Financial Reporting as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, AASB 1029 Interim Financial Reporting requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which AASB 1029 Interim Financial Reporting applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by AASB 1029 Interim Financial Reporting. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. Additional information An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. Corporations Act financial statements This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. Issued and quoted securities The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 Details of expenses AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. AASB ED 105 clarifies that the disclosures required by AASB 1018 must be either all according to nature or all according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is relevant in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018. There is an equivalent requirement in AASB 1029: Interim Financial Reporting. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.


16 Dollars If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17.     Discontinuing operations

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with AASB 1042 Discontinuing Operations.

In any case the information may be provided as an attachment to this Appendix
4B.


18. Format

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.


                            VIROTEC INTERNATIONAL LTD

                           ATTACHMENT TO ASX APPENDIX 4B


ISSUED SECURITIES


                      Ordinary shares                             Total Number    Number Quoted

                      Balance at 1 July 2002                       168,193,841     168,193,841
                      Add the following share issues: -
                      Nil                                               -               -
                      Closing balance at 31 December 2002          163,193,841     163,193,841



              Options
                                                                            Total Number    Number Quoted
              The following options were on issue at 31 December 2002: -
              Exercisable on or before 28 February 2003 at $0.20 each        10,000,000           -
              Exercisable on or before 31 August 2003 at $1.00 each           2,700,000           -
              Exercisable on or before 30 November 2003 at $1.00 each           900,000           -
              Exercisable on or before 30 November 2003 at $0.56 each           700,000           -
              Exercisable on or before 28 February 2004 at $0.47 each           200,000           -
              Exercisable on or before 30 July 2005 at $1.00 each             1,100,000           -
              Exercisable on or before 30 July 2005 at $0.47 each               150,000           -
              Exercisable on or before 31 October 2005 at $0.61 each            400,000           -
              Exercisable on or before 31 March 2005 at $0.30 each.             100,000           -
                                                                             16,250,000           -
The following movements are included in the above table:

Options issued during the period:
               Exercisable on or before 31 March 2005 at $0.30 each             100,000           -

Options expired during the period:
               Exercisable on or before 30 November 2002 at $0.75 each        1,000,000           -
               Exercisable on or before 30 November 2003 at $0.56 each          150,000           -

No options were exercised during the period.

Option movements since the end of the period:

Options expired since the end of the period:


               Exercisable on or before 28 February 2003 at $0.20 each       10,000,000           -



SEGMENT REPORTING



                     Environmental          Mining and            Research and           Unallocated    Consolidated
                     Consulting             exploration           development of
                                                                  Environmental
                                                                  Technologies
  31 December 2002            $                      $                     $                  $               $
  Total revenue            626,501                  480                    -               323,581         950,562

  Segment                  (45,014)              (138,849)            (1,227,907)        (1,422,978)     (2,834,748)
  operating
  results

  Segment assets          1,845,502               69,772                   -              9,848,036      11,763,310

  31 December 2001
  Total revenue            453,376                101,162                  -               220,605         775,143

  Segment                   66,172               (242,622)             (573,990)         (1,223,154)     (1,973,594)
  operating
  results

  Segment assets          1,881,342               212,183                  -              14,303,438     16,396,963


Ends.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:    6 March 2003